SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 12 November 2014

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed on Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2014, InterXion Holding N.V. (the “Company”) held an Extraordinary General Meeting of Shareholders on November 10, 2014 (the “Extraordinary Meeting”). The proposal submitted to a vote by the shareholders at the Extraordinary Meeting had the following result:

PROPOSAL 1—APPOINTMENT OF A NON-EXECUTIVE DIRECTOR

A non-executive director, Rob Ruijter, was appointed for the remainder of Mr. Van Luijk’s term (which term ends following the 2015 Annual General Meeting of Shareholders) by vote of the shareholders as follows:

Aggregate Vote	For	Against	Abstain
60,987,630	60,607,253	378,262	2,115

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099) and into the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: 12 November 2014